480 Pleasant Street

Lee, Massachusetts 01238

(413) 243-1600

September 23, 2010

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Via Facsimile and EDGAR

Re:                             Wave Systems Corp.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the response of Wave Systems Corp. (the “Company”) to the comment letter, dated September 9, 2010, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended December 31, 2010 filed on March 16, 2010 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2010 (the “Form 10-Q”).  In order to ease your review, we have repeated each comment in its entirety.

General

1.                                      In response to prior comment 1, you advise that the company included the disclosure called for by Item 5.07 of Form 8-K with respect to the shareholder vote at your annual meeting held on June 21, 2010, in your Form 10-Q filed on August 9, 2010.  It appears you should nonetheless also file a current report on Form 8-K providing the information required by Item 5.07, in order to be current with your filing requirements.  Please file such a Form 8-K, or advise.  Note also that in connection with the preparation of future registration statements under the Securities Act of 1933, the use of Form S-3 is limited to companies that have timely filed all reports required to be filed during the twelve calendar months and portion of a month preceding the filing of the Form S-3.  See General Instruction I.A.3 to Form S-3.  Please consider the foregoing as it relates to the company’s effective shelf registration statement on Form S-3 (file no. 333-150340).

Response:  As noted, the relevant disclosure was provided in Item 5 of our Form 10-Q filed on August 9, 2010.  Item 5(a) of Form 10-Q requires issuers to disclose information that was required to be disclosed under Form 8-K during the relevant period, but that was not so reported.  Item 5(a) of Form 10-Q also provides that “[i]f disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information….”  Based on this, the Company believes that it became current in its filing requirements upon the filing of the 10-Q.  However, in response to the Staff’s comment, the Company filed a Current Report on Form 8-K for this matter on September 13, 2010.  The Company also notes that it has taken the Staff’s comment regarding Form S-3 eligibility under advisement.

Thank you for your attention to the Company’s response to your comment.  Should you have any questions or comments with respect to this filing, please call me at 413-243-7008 or fax at 413-243-0391.

Sincerely,

/s/ Gerard T. Feeney

Gerard T. Feeney
Chief Financial Officer

cc:                                Mark P. Shuman (Securities and Exchange Commission)
Katherine Wray (Securities and Exchange Commission)
Melissa Walsh (Securities and Exchange Commission)